NORTHERN EXPLORATIONS, LTD.
                        470 Granville Street, Suite 1120
                           Vancouver, British Columbia
                                 Canada, V6C 1V5


July 27, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 0305

Attention: Susann Reilly

Dear Sirs:

Re: Northern Explorations, Ltd. - Registration Statement on Form SB-2 Amendment No. 1 - File No. 333-125068

We are in receipt of your letter dated June 29, 2005 regarding our registration statement on Form SB-2. We respond to your comments as follows:

GENERAL

1. SECTION (A)(2) OF RULE 419 DEFINES A BLANK CHECK COMPANY AS A COMPANY THAT IS ISSUING PENNY STOCK THAT IS "A DEVELOPMENT STAGE COMPANY THAT HAS NO SPECIFIC BUSINESS PLAN OR PURPOSE OR HAS INDICATED THAT ITS BUSINESS PLAN IS TO ENGAGE IN A MERGER OR ACQUISITION WITH AN UNIDENTIFIED COMPANY OR COMPANIES, OR OTHER ENTITY." IN DISCUSSING THIS DEFINITION IN THE ADOPTING RELEASE, THE COMMISSION STATED THAT IT WOULD "SCRUTINIZE...OFFERINGS FOR
     ATTEMPTS TO CREATE THE APPEARANCE THAT THE REGISTRANT...HAS A SPECIFIC BUSINESS PLAN, IN AN EFFORT TO AVOID THE APPLICATION OF RULE 419." SEE SECURITY ACT RELEASE NO. 33-6932 (APRIL 28, 1992).

     YOUR DISCLOSURE INDICATES THE FOLLOWING: THAT YOU ARE AN EXPLORATION STAGE COMPANY, THAT YOU HAVE NOT YET BEGUN THE INITIAL PHASE OF EXPLORATION; THAT YOU HAVE NOT YET IDENTIFIED ANY ECONOMIC MINERALIZATION ON YOUR CLAIM AND THAT YOU HAVE NOT PERFORMED ANY WORK ON THE PROPERTY TO DATE; THAT YOUR
     SOLE OFFICER AND DIRECTOR HAS NO TECHNICAL TRAINING NOR TECHNICAL EXPERIENCE IN MINERAL EXPLORATION; THAT YOU DO NOT HAVE ANY VERBAL OR WRITTEN AGREEMENT REGARDING THE RETENTION OF ANY QUALIFIED ENGINEER OR GEOLOGIST FOR THIS EXPLORATION PROGRAM; THAT ACCESS TO THE PROPERTY IS ONLY PRACTICAL BY HELICOPTER, THAT YOU HAVE NO REVENUES TO DATE; THAT YOUR PAYMENT FOR THE SOLE CLAIM THAT YOU BENEFICIALLY OWN HAS CONSISTED OF THE STOCK THE SELLING SHAREHOLDERS ARE SELLING IN THIS OFFERING AND $2,500 WITH NO ADDITIONAL REQUIRED EXPENDITURES UNTIL DECEMBER 31, 2006; THAT YOU HAVE CASH OF ONLY $27M672; THAT YOU DO NOT HAVE ANY PLAN IN PLACE FOR ANY FUTURE EQUITY FINANCING OR LOANS; AND THAT THE AUDITOR HAS SUBSTANTIAL DOUBT ABOUT YOUR ABILITY TO CONTINUE AS A GOING CONCERN;

     IN VIEW OF THE FOREGOING, YOUR BUSINESS MAY BE COMMENSURATE IN SCOPE WITH THE UNCERTAINTY ORDINARILY ASSOCIATED WITH A BLANK CHECK COMPANY. ACCORDINGLY, PLEASE REVISE YOUR DISCLOSURE THROUGHOUT THE PROSPECTUS TO COMPLY WITH RULE 419 OF REGULATION C OR PROVIDE, IN THE PROSPECTUS, A DETAILED EXPLANATION AS TO WHY RULE 419 DOES NOT APPLY TO YOUR COMPANY AND THIS OFFERING AND THAT THE COMPANY HAS NO INTENTION OF ENTERING INTO A MERGER OR ACQUISITION WITHIN THE NEXT TWELVE MONTHS.

     Our understanding is that Regulation C, Rule 419 applies to companies that have no specific business plan, or are merely creating the appearance that they have a specific business plan.

     Our business plan is specific: we have an interest in a mineral property, we retained an independent, professional geologist who has recommended additional exploration on the property and has provided us with a specific budget and we intend to complete the exploration work as recommended. Furthermore, we have the cash on hand necessary to complete the recommended work.

     We have disclosed the following in the "Description of Business" section:

     "We are not a "blank check" company as defined in Rule 419 of Regulation C of the Securities Act of 1933. Rule 419 and the corresponding adopting release define a blank check company as a company that has no specific business plan, or merely creates the appearance that it has a specific business plan. Our business plan, as stated herein, is to conduct the geologist recommended phase one and two exploration programs on the Cade claim, as well as any additional exploration work recommended by the independent geologist who oversees these first two phases. In addition, we intend to be engaged in the acquisition and exploration of additional mineral properties.

     We do not have any intention of entering into a merger or acquisition within the next twelve months."

2. IN THE "SUMMARY," "DESCRIPTION OF BUSINESS" AND "CADE CLAIM PURCHASE AGREEMENT" SECTIONS YOU HAVE STATED THAT ON JANUARY 4, 2005, YOU ENTERED INTO A MINERAL PURCHASE AND SALE AGREEMENT WITH GILLIAN WELLS OF TSAWASSEN, BRITISH COLUMBIA, WHEREBY SHE SOLD TO US A 100% UNDIVIDED RIGHT TITLE AND INTEREST IN ONE MINERAL CLAIM. HOWEVER, THE DESCRIPTION OF THE AGREEMENT IN
     NOTE 3 TO THE FINANCIAL STATEMENTS DIFFERS MATERIALLY. IT STATES: "PURSUANT TO A MINERAL PROPERTY OPTION AGREEMENT DATE JANUARY 4, 2005, THE COMPANY WAS GRANTED AN OPTION TO ACQUIRE THE SOLE AND EXCLUSIVE RIGHT, PRIVILEGE AND OPTION TO PURCHASE A 90% INTEREST IN THE CADE CLAIM..." EXHIBIT 10.1, ENTITLED "MINERAL PROPERTY OPTION AGREEMENT" IS CONSISTENT WITH NOTE 3 IN THE FINANCIAL STATEMENTS. PLEASE REVISE TO CLARIFY YOUR DISCLOSURE WHEREVER APPROPRIATE IN THE PROSPECTUS OR THE FINANCIAL STATEMENTS. WE MAY HAVE FURTHER COMMENT.

     We have amended our disclosure to indicate that our agreement with Ms. Wells was an option agreement rather than a purchase agreement.

3. PLEASE STATE IN THE PROSPECTUS WHERE YOU DISCUSS BEING QUOTED ON THE OTC BULLETIN BOARD THAT YOU CANNOT ENSURE THAT YOUR SHARES WILL BE QUOTED ON THE OTC BULLETIN BOARD.

     We have disclosed, as requested, that we cannot ensure that our shares will be quoted on the OTC Bulletin Board.

4. MARGINS WITH FULL JUSTIFICATION IMPEDE THE READABILITY OF THE DOCUMENT. JUSTIFY THE LEFT MARGINS AND LEAVE THE RIGHT MARGINS RAGGED.

     We have removed the full justification from our registration statement text.

COVER PAGE OF PROSPECTUS

5.   THE PROSPECTUS  COVER PAGE SHOULD BE LIMITED TO THE DISCLOSURE  REQUIRED BY
     ITEM 501 OF REGULATION S-B. PLEASE REMOVE THE FOLLOWING: "WE DETERMINED THIS OFFERING PRICE BASED UPON THE PRICE OF THE LAST SALE OF OUR COMMON STOCK TO INVESTORS."

     We have removed the noted sentence.

6. WE NOTE THAT THE CROSS-REFERENCE TO THE RISK FACTORS SECTION IS IN ALL CAPITAL LETTERS. ALL CAPITAL LETTERS IMPEDE THE READABILITY OF THE DISCLOSURE. INSTEAD OF ALL CAPITAL LETTERS, USE BOLD FACE TYPE OR ITALICS TO HIGHLIGHT THE INFORMATION. REVISE THROUGHOUT THE PROSPECTUS AS APPROPRIATE. ADDITIONALLY, PLEASE REVISE TO HIGHLIGHT THE LEGEND REQUIRED BY ITEM 501(A)(7) OF REGULATION S-B. ALSO PLEASE REVISE TO HIGHLIGHT THE ENTIRE PARAGRAPH "THE PURCHASE OF THE SECURITIES OFFERED...".

     We have converted all of the capital letters to boldface type. We have also highlighted the noted additional sections of the prospectus cover page.

RISK FACTORS

7. IN THE INTRODUCTORY PARAGRAPH, CLARIFY THAT YOU DISCLOSE ALL "MATERIAL" RISKS HERE.

     We have clarified that we have disclosed all material risks in the section.

8. REVISE YOUR RISK FACTOR SUBHEADINGS TO ENSURE THAT YOUR SUBHEADINGS CLEARLY REFLECT THE MATERIAL RISK DISCLOSED IN THE NARRATIVE. FOR EXAMPLE, REVISE THE SUBHEADING FOR RISK FACTORS 4, 5 AND 10 TO CLEARLY REFLECT THE RISK. PLEASE REVISE YOUR SUBHEADINGS SO THAT THEY ADEQUATELY DESCRIBE THE SPECIFIC RISK THAT RESULTS FROM THE STATED FACT.

     We have revised our risk factor subheadings to ensure that they adequately describe the specific risk.

9. REVISE YOUR RISK FACTOR SUBHEADINGS TO HIGHLIGHT THE INFORMATION IN BOLD FACE OR ITALIC TYPE INSTEAD OF ALL CAPITAL LETTERS.

     We have revised the risk factor headings as requested.

10. REVISE RISK FACTOR 8 TO INDICATE THE NUMBER OF HOURS PER WEEK MR. NOVIS INTENDS TO PROVIDE SERVICES TO THE COMPANY.

     We have disclosed that Mr. Novis intends to devote approximately six hours per week providing services to us.

11. WE NOTE YOUR CROSS-REFERENCE TO THE "PLAN OF DISTRIBUTION" SECTION AFTER RISK FACTOR 11. REVISE THE REGISTRATION STATEMENT TO DELETE THE USE OF CROSS-REFERENCES FROM THE FOREPART OF THE PROSPECTUS.

     We have removed cross-references as requested.

SELLING SECURITYHOLDERS

12.  PLEASE  REVISE  THE  SELLING   SHAREHOLDERS   TABLE  TO  THE  LIST  SELLING
     SHAREHOLDERS IN ALPHABETICAL ORDER.

     We have revised the selling shareholder table to list the selling shareholders in alphabetical order.

PLAN OF DISTRIBUTION, PAGE 11

13.  DESCRIBE  THE  METHODS  BY WHICH THE  SELLING  STOCKHOLDERS  MAY SELL THEIR
     STOCK.

     We have disclosed the following:

     "Such sales may occur in private transactions arranged by each selling shareholder in accordance with resale exemptions in applicable jurisdictions or through the facilities of the OTC Bulletin Board, if we successfully obtain a quotation for our stock, of which there is no guarantee."

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS  AND CONTROL PERSONS, PAGE 12

14. AN AUGUST 3, 2004 NEWS ARTICLE STATES THAT RICHARD NOVIS WAS APPOINTED CEO AND DIRECTOR OF INTERNATIONAL OIL AND GAS, INC. PLEASE ADVISE. REVISE THE DISCLOSURE IF APPROPRIATE. ALSO, DISCLOSE WHEN MR. NOVIS STARTED WORKING FOR INTERNATIONAL OIL AND GAS.

     We have disclosed that Mr. Novis has acted as president, secretary, treasurer and a director of International Oil and Gas, Inc. since July 2004.

15. TELL US WHAT CONNECTION, IF ANY, RICHARD NOVIS HAS TO CALIBER ENERGY, FORMERLY RINCON RESOURCES, INC. PROVIDE ANY REQUIRED DISCLOSURE IN THIS REGARD.

     Mr. Novis has no connection with Caliber Energy, formerly known as Rincon Resources, Inc. His name was used without his consent as a contact person on the company's news releases for several months despite Mr. Novis' repeated attempts to have his name removed.

16. WE NOTE THAT RICHARD NOVIS' POSITION WITH MICRO CAP ET AL. PLEASE ADVISE US OF ANY PREVIOUS SHELL COMPANY AND BLANK CHECK COMPANY OFFERINGS IN WHICH RICHARD NOVIS MAY HAVE BEEN INVOLVED.

     Mr. Novis has not been involved in any previous shell company or blank check company offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT, PAGE 13

17. ITEM 403 OF REGULATION S-B REQUIRES THAT YOU ADD MR. NOVIS' ADDRESS TO THIS SECTION.

     We have added Mr. Novis' address to this section.

DESCRIPTION OF BUSINESS, PAGE 15

18. REVISE TO DISCUSS THE MATERIAL TERMS OF YOUR MINERAL PROPERTY OPTION AGREEMENT.

     We have discussed the material terms of our mineral property option agreement.

DESCRIPTION LOCATION AND ACCESS, PAGE 16

19. REVISE TO CLARIFY WHAT MONTHS THE COMPANY HAS ACCESS TO THE CLAIM FOR EXPLORATION.

     We will have access to the claims for exploration from approximately April to November each year.

20. YOU HAVE STATED THAT THE ONLY PRACTICAL ACCESS TO THE PROPERTY IS BY HELICOPTER. PLEASE DISCUSS IN DETAIL THE HARDSHIPS YOU MUST OVERCOME BECAUSE OF THIS. ALSO, DISCUSS HOW FREQUENTLY EXPLORATION WILL BE PURSUED IN SUCH A SITUATION.

     We have disclosed that every time we conduct exploration on the Cade property, we will incur $1,000 in helicopter costs in order to gain access to it. We have included this cost in our exploration budgets. This will not have an impact on the frequency of our exploration phases.

TITLE TO THE CADE CLAIM

21. WE NOTE THAT TITLE TO THE CADE CLAIM IS REGISTERED WITH GILLIAN WELLS AND THAT SHE HAS PROVIDED THE COMPANY WITH AN ABSOLUTE BILL OF SALE WITH RESPECT TO THE PROPERTY. ADDRESS THE RISKS TO INVESTORS FROM THE COMPANY NOT HOLDING TITLE TO THE CADE CLAIM.

     We cannot hold title to the Cade claim until we exercise the option respecting the property. We have disclosed the following regarding the risk we incur:

     "Because title to the Cade claim is not registered in our name, we may incur significant legal expenses if prior to us exercising the option, Ms. Wells becomes bankrupt or transfers the claims to a third party without our knowledge."

EXPLORATION CLAIM, PAGE 16

22. WE NOTE YOUR STATEMENTS THAT THERE ARE MINERALIZED BOULDERS DOWN SLOPE FORM THE PROPERTY AND UNEXPLAINED STREAM SEDIMENT ANOMALIES. REVISE TO STATE THAT THERE IS NO ASSURANCE THAT A COMMERCIALLY VIABLE MINERAL DEPOSIT EXISTS ON YOUR PROPERTY.

     We have revised our disclosure to state that there is no assurance that a commercially viable mineral deposit exists on the Cade property.

GEOLOGICAL REPORT, PAGE 17

23. PLEASE DISCLOSE THE MINING TRAINING, EXPERIENCE AND CREDENTIALS OF GEORGE NICHOLSON. PLEASE PROVIDE US WITH THE GEOLOGY REPORT WHICH MR. NICHOLSON PREPARED REGARDING HIS EVALUATION OF THE PROPERTY.

     We  have  disclosed  Mr.  Nicholson's   mining  training,   experience  and
     credentials. We also enclose a copy of Mr. Nicholson's report.

24. WE NOTE YOUR STATEMENT THAT EXTENSIVE RESEARCH UNCOVERED NO PREVIOUS PROPERTY-SCALE WORK THAT HAD BEEN DONE IN THE IMMEDIATE AREA OF CLAIM. WE ALSO NOTE YOUR STATEMENT THAT THE FIRST PHASE WILL CONTAIN GEOLOGICAL MAPPING. ADVISE US WHY YOU WILL CONDUCT GEOLOGICAL MAPPING IF NO PREVIOUS WORK HAS BEEN DONE ON THE CLAIM.

     While there was no property-scale work in the immediate area of the claim, the region of the claim has undergone significant exploration. Geological mapping includes the plotting of data from nearby claims where there are indications that mineralization may continue on to adjoining properties such as ours.

BUDGET, PAGE 17

25. DESCRIBE IN GREATER DETAIL THE STEPS THE COMPANY WILL TAKE IN PHASE 1. EXPAND YOUR DISCUSSION OF PHASE I TO ADDRESS THE COMPANY'S TIMING OF PHASE 1 ALONG WITH THE SOURCES OF FUNDS FOR COMPLETION OF PHASE 1. WE MAY HAVE FURTHER COMMENT.

     We have described our phase one program in greater detail and have included our timing of the phase, as well as the source of funds.

26. REVISE TO DESCRIBE PHASE II IN GREATER DETAIL. SPECIFY THE ACTIVITIES INVOLVED AND DISCLOSE THE TIME FRAME AND COST OF EACH.

     We have described our phase two program in greater detail and have included our timing of the phase, as well as the source of funds.

27. PLEASE DESCRIBE THE SUBSTANTIAL ADDITIONAL EXPLORATION BEYOND PHASES I AND II, THE REASONS AND EXPECTED COST OF THAT EXPLORATION AND THE EXPECTED TIME FRAME FOR THAT EXPLORATION. IF YOU ARE UNABLE TO PROVIDE ANY OF THIS INFORMATION, PLEASE DISCLOSE THE REASONS WHY YOU ARE UNABLE TO PROVIDE THAT INFORMATION. YOUR DISCLOSURE MUST DESCRIBE ALL ANTICIPATED ACTIVITIES IN THE 12 MONTHS FOLLOWING EFFECTIVENESS OF THE REGISTRATION STATEMENT.

     We have disclosed the following:

     "After the completion of the phase two exploration program, we will have our consulting geologist prepare a report discussing the results and conclusions of the first two phases of exploration. We will also ask him to provide us with a recommendation for additional exploration work on the Cade property, which will include a proposed budget. Until we complete the phase one and two programs, we will not know what the phase three exploration program will entail. However, we expect that we will need to raise additional financing to cover the costs of the phase three program through the sale of our common stock, although we currently do not have any specific financing arranged. Subject to financing, we expect to commence a third phase of exploration on the Cade property in the spring of 2006."

COMPLIANCE WITH GOVERNMENT REGULATION, PAGE 17

28. IDENTIFY THE SPECIFIC GOVERNMENT APPROVALS YOU WILL NEED. FOR EACH, DISCUSS THE STATUS OF THE APPROVAL WITHIN THE GOVERNMENT APPROVAL PROCESS, OR, IF YOU HAVE NOT YET APPLIED FOR IT, DISCLOSE WHEN YOU WILL APPLY.

     Because there will not be any appreciable disturbance to the land during the phase one and two exploration programs on the Cade claim, we will not have to seek any government approvals prior to conducting exploration.

EMPLOYEES, PAGE 18

29. WE NOTE YOU INDICATE THAT YOU HAVE TWO DIRECTORS. YOU ALSO INDICATE THE "DIRECTORS, EXECUTIVES OFFICERS, PROMOTERS AND CONTROL PERSONS" SECTION THAT YOU ONLY HAVE ONE DIRECTOR. REVISE AS APPROPRIATE.

     We have clarified that we only have one employee: our sole director.

REPORTS TO SECURITIES HOLDERS, PAGE 18

30.  PLEASE ADD TO YOUR REGULATION S-B, ITEM 101(C)(3) DISCLOSURE THAT THE SEC'S
     INTERNET  SITE  CONTAINS  INFORMATION   STATEMENTS  AND  OTHER  INFORMATION
     REGARDING ISSUERS THAT FILE ELECTRONICALLY WITH THE COMMISSION.

     We have disclosed that the SEC site contains information statements and other information regarding issuers that file electronically with the Commission.

31.  THE ZIP CODE FOR THE SEC IS 20549, NOT 20002. PLEASE REVISE.

     We have disclosed the correct zip code for the SEC.

PLAN OF OPERATIONS, PAGE 19

32. IN DISCUSSING YOUR PLAN OF OPERATIONS FOR THE NEXT TWELVE MONTHS AS REQUIRED BY ITEM 303(A) OF REGULATION S-B, PLEASE PROVIDE DETAILED MILESTONES TO THE BUSINESS PLAN, INCLUDING A DISCUSSION OF THE MILESTONES YOU HAVE YET TO ACHIEVE AND THE SPECIFIC STEPS NEEDED TO ACCOMPLISH EACH MILESTONE. ALSO PROVIDE A TIMELINE FOR REACHING EACH MILESTONE IN WEEKS OR MONTHS. IN YOUR DISCUSSION, PROVIDE A DETAILED ANALYSIS OF THE COSTS OF EACH STEP AND HOW YOU INTEND TO FINANCE THIS PROJECT. WE MAY HAVE FURTHER COMMENT.

     We have disclosed that our milestones are to complete the recommended phase one and two exploration programs on the Cade property and have provided timelines for their completion.

33. DESCRIBE IN GREATER DETAIL YOUR PROPOSED PROGRAM OF EXPLORATION BEYOND PHASE II.

     We have disclosed the following:

     "After the completion of the phase two exploration program, we will have our consulting geologist prepare a report discussing the results and conclusions of the first two phases of exploration. We will also ask him to provide us with a recommendation for additional exploration work on the Cade property, which will include a proposed budget. Until we complete the phase one and two programs, we will not know what the phase three exploration program will entail. However, we expect that we will need to raise additional financing to cover the costs of the phase three program through the sale of our common stock, although we currently do not have any specific financing arranged. Subject to financing, we expect to commence a third phase of exploration on the Cade property in the spring of 2006."

34. CLARIFY THE MONTHS DURING THE YEAR YOUR PHASE 1 AND PHASE 2 EXPLORATION ACTIVITIES WILL BE CONDUCTED AT YOUR PROPERTIES.

     We have clarified that we intend to commence the phase one exploration program in August 2005 and the phase two program in October 2005.

35. WE NOTE THAT YOUR OFFERING EXPENSES ARE EXPECTED TO BE APPROXIMATELY $7,000. REVISE YOUR DISCUSSION TO ADDRESS HOW YOU WILL PAY THESE OFFERING EXPENSES.

     We have disclosed that we will pay these expenses from our current cash on hand.

FINANCIAL STATEMENTS

NOTES TO FINANCIAL STATEMENTS

GENERAL

36. PLEASE DISCLOSE THE REPORTING CURRENCY ON THE FACE OF THE FINANCIAL STATEMENTS. DISCLOSE THE FUNCTIONAL CURRENCY AND REPORTING CURRENCY, IF DIFFERENT, IN A NOTE AND DESCRIBE BRIEFLY HOW YOU APPLY SFAS 52.

     We have disclosed the reporting currency on the face of the financial statements and disclosed the functional and reporting currency in Note 7 to the financial statements.

37. PLEASE REVISE YOUR FINANCIAL STATEMENT HEADNOTES TO STATE EXPLORATION STAGE, RATHER THAN DEVELOPMENT STAGE.

     We have revised our financial statement headnotes to state "exploration stage" rather than "development stage".

STATEMENTS OF OPERATIONS

38. BASIC AND DILUTED NET LOSS PER SHARE SHOULD BE ROUNDED TO THE NEAREST CENT IN ORDER TO IMPLY A GREATER DEGREE OF PRECISION THAN EXISTS. PLEASE REVISE.

     We have rounded off our basic and diluted net loss per share data to the nearest cent.

OTHER

39. PLEASE PROVIDE A SIGNED AUDIT REPORT AND A CURRENT CONSENT FROM YOUR AUDITORS IN ANY AMENDMENT.

     We have included a signed audit report and a currently dated consent from our auditors with our amended registration statement.

PART II

EXHIBITS

40. FILE AS AN EXHIBIT THE DOCUMENT WHICH EXHIBITS YOUR LEGAL INTEREST IN THE PROPERTY. SEE INDUSTRY GUIDE 7(C)(3).

     We will not have any legal interest in the property until we exercise the option pursuant to our mineral property option agreement.

Yours truly,

/s/ Richard Novis
--------------------------
NORTHERN EXPLORATIONS INC.
RICHARD NOVIS, PRESIDENT